GRANDVIEW GOLD INC.
(An Exploration Stage Company)

NOTICE TO SHAREHOLDERS
FOR THE THREE AND NINE MONTHS ENDED
FEBRUARY 28, 2007

Responsibility for Financial Statements

The accompanying unaudited financial statements for Grandview Gold Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2006 audited financial statements. Only changes in accounting information have been disclosed in these unaudited financial statements. These unaudited statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these unaudited financial statements have been fairly presented.

Auditor involvement

The independent auditor of Grandview Gold Inc. has not performed a review of the unaudited financial statements for the three and nine months ended February 28, 2007 and February 28, 2006.

Grandview Gold Inc.
(An Exploration Stage Company)
Balance Sheets
(Unaudited)

	February 28,	May 31,
	2007	2006
Assets
Current assets
Cash	$1,083,491	$3,802,800
Marketable securities (Note 2)	-	9,766
GST receivable	203,776	130,297
Prepaid expenses	203,307	20,637
Exploration advances, net	20,652	271,977
	1,511,226	4,235,477
Due from a related party (Note 6)	90,000	-
Mining interests (Note 3)	6,756,488	3,415,766
	$8,357,714	$7,651,243

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$488,871	$421,502
Shareholders' Equity
Share capital (Note 4(b))	10,602,091	9,543,301
Warrants (Note 4(c))	2,257,370	2,086,995
Contributed surplus (Note 4(e))	3,390,049	1,547,701
Deficit	(8,380,667)	(5,948,256)
	7,868,843	7,229,741
	$8,357,714	$7,651,243

Nature of operations, going concern assumption and accounting policies (Note 1)

Commitment (Note 7)

Subsequent event (Note 8)

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Operations and Deficit
(Unaudited)

					Cumulative
					from date of
					inception
					of the
					exploration
	Three Months Ended		Nine Months Ended		stage
	February 28,	February 28,	February 28,	February 28,	(March 26,
	2007	2006	2007	2006	2004)

Expenses
Stock-option compensation (Note 4(d))	$131,500	$199,222	$1,302,187	$387,709	$2,651,500
Investor relations, business
development and reporting
issuer maintenance costs	163,284	92,631	358,730	213,114	942,501
Professional fees	89,278	92,934	285,149	180,115	701,320
Management services	77,709	53,772	246,364	153,121	714,430
Flow-through interest expense	141,366	-	141,366	-	141,366
Office and administration	54,015	37,809	110,433	123,371	387,748
Write-down of marketable securities	9,766	-	9,766	-	25,000
Bad debt	-	-	-	-	1,235

Loss before the undernoted	(666,918)	(476,368)	(2,453,995)	(1,057,430)	(5,565,100)
Interest income	-	-	21,584	-	21,584
Forgiveness of debt	-	-	-	-	35,667
Failed merger costs	-	-	-	-	(170,000)

Loss before income taxes	(666,918)	(476,368)	(2,432,411)	(1,057,430)	(5,677,849)
Future income tax recovery	-	-	-	-	(731,430)

Net loss for the period	(666,918)	(476,368)	(2,432,411)	(1,057,430)	(4,946,419)
Deficit, beginning of period	(7,713,749)	(5,526,102)	(5,948,256)	(4,945,040)	(3,434,248)

Deficit, end of period	$(8,380,667)	$(6,002,470)	$(8,380,667)	$(6,002,470)	$(8,380,667)

Basic and diluted loss per share (Note 4(f))	$(0.03)	$(0.03)	$(0.12)	$(0.08)

The notes to financial statements are an integral part of these financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Cash Flows
(Unaudited)

					Cumulative
					from date of
					inception
					of the
					exploration
	Three Months Ended		Nine Months Ended		stage
	February 28,	February 28,	February 28,	February 28,	(March 26,
	2007	2006	2007	2006	2004)

Cash (used in) provided by:

Operating activities:
Net loss for the period	$(666,918)	$(476,368)	$(2,432,411)	$(1,057,430)	$(4,946,419)
Items not involving cash:
Write-down of marketable securities	9,766	-	9,766	-	25,000
Forgiveness of debt	-	-	-	-	(35,667)
Future income tax recovery	-	-	-	-	(731,430)
Write-off of bad debts	-	-	-	-	1,235
Stock-based compensation (Note 4(d))	131,500	199,222	1,302,187	387,709	2,651,500
Change in non-cash operating working capital
GST receivable	(42,046)	(45,345)	(73,479)	(107,976)	(203,286)
Prepaid expenses	(47,302)	-	(182,670)	-	(203,307)
Due from a related party (Note 6)	-	-	(90,000)	-	(90,000)
Accounts payable and accrued liabilities	184,710	119,393	67,369	223,469	495,040

	(430,290)	(203,098)	(1,399,238)	(554,228)	(3,037,334)

Financing activities:
Loans from related parties	-	-	-	-	(28,594)
Proceeds from loan	-	-	-	-	175,000
Repayment of loan through shares issue	-	-	-	100,000	(75,000)
Share/warrant issuance	1,559,999	-	1,559,999	3,761,780	11,156,350
(Cost of issuance) recovery	(124,800)	1,085	(124,800)	(382,944)	(1,115,256)

	1,435,199	1,085	1,435,199	3,478,836	10,112,500

Investing activities:
Expenditures on mining interests	(660,890)	(491,526)	(3,006,595)	(2,049,847)	(5,971,024)
Exploration advances	189,079	-	251,325	-	(20,652)

	(471,811)	(491,526)	(2,755,270)	(2,049,847)	(5,991,676)

Change in cash during the period	533,098	(693,539)	(2,719,309)	874,761	1,083,490
Cash, beginning of period	550,393	1,812,367	3,802,800	244,067	1

Cash, end of period	$1,083,491	$1,118,828	$1,083,491	$1,118,828	$1,083,491

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Mineral Properties
(Unaudited)

					Cumulative
					from date of
					inception
					of the
					exploration
	Three Months Ended		Nine Months Ended		stage
	February 28,	February 28,	February 28,	February 28,	(March 26,
	2007	2006	2007	2006	2004)

Pony Creek Carlin Trend Project,
Nevada, USA (1)
Balance, beginning of period	$3,962,108	$1,374,658	$1,881,582	$411,874	$-

Drilling, assays and related field work	198,611	218,652	2,089,756	1,022,341	3,389,343
Project administration and general	9,062	1,695	62,195	4,676	71,216
Property acquisition and holding costs	30,572	51,985	166,820	208,099	739,794

Total expenditures during the period	238,245	272,332	2,318,771	1,235,116	4,200,353

Balance, end of period	$4,200,353	$1,646,990	$4,200,353	$1,646,990	$4,200,353

Red Lake Gold Camp Project , Ontario,
Canada (1)(Note 3(iii))
Balance, beginning of period	$1,204,811	$670,996	$1,074,803	$5,562	$-

Drilling, assays and related field work	31,659	74,574	135,417	540,008	868,240
Property acquisition and holding costs	45,000	141,100	71,250	341,100	413,230

Total expenditures during the period	76,659	215,674	206,667	881,108	1,281,470

Balance, end of period	$1,281,470	$886,670	$1,281,470	$886,670	$1,281,470

Rice Lake Gold Camp Project, Manitoba,
Canada (1)(Note 3(ii)(iv))
Balance, beginning of period	$574,552	$371,903	$459,381	$241,800	$-

Drilling, assays and related field work	(185)	3,520	110,832	83,623	266,604
Property acquisition and holding costs	89,377	-	93,531	50,000	397,140

Total expenditures during the period	89,192	3,520	204,363	133,623	663,744

Balance, end of period	$663,744	$375,423	$663,744	$375,423	$663,744

(1) For a description of these properties, refer to Note 5 of the audited financial statements as at May 31, 2006.

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Mineral Properties
(Unaudited)

					Cumulative
					from date of
					inception
					of the
					exploration
	Three Months Ended		Nine Months Ended		stage
	February 28,	February 28,	February 28,	February 28,	(March 26,
	2007	2006	2007	2006	2004)

Rocky Ridge Gold Project, Manitoba,
Canada (Note 3(i))
Balance, beginning of period	$219,750	$-	$-	$-	$-

Drilling, assays and related field work	391,171	-	391,171	-	391,171
Property acquisition and holding costs	-	-	219,750	-	219,750

Total expenditures during the period	391,171	-	610,921	-	610,921

Balance, end of period	$610,921	$-	$610,921	$-	$610,921

	$6,756,488	$2,909,083	$6,756,488	$2,909,083	$6,756,488

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

1.	Nature of Operations, Going Concern Assumption and Accounting Policies

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing in significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" from March 26, 2004 onwards.

These statements are prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which assumes the Company will be able to continue to operate throughout the twelve months subsequent to February 28, 2007. The use of these principles may be inappropriate since there is significant doubt about the Company's ability to continue as a going concern. Significant doubt exists because the Company has no recurring source of revenue and the Company has a history of losses. The future of the Company is currently dependent upon its ability to obtain sufficient cash from external financing and related parties in order to pay its liabilities as they become due.

If the going-concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classifications of assets and liabilities and the loss reported in these financial statements.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended February 28, 2007 may not necessarily be indicative of the results that may be expected for the year ending May 31, 2007.

The balance sheet at May 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended May 31, 2006. For further information, refer to the financial statements and notes thereto included in the Company's annual financial statements for the year ended May 31, 2006.

New Accounting Pronouncements

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Company's fiscal and interim periods beginning June 1, 2007.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

2.	Marketable Securities

Marketable securities consist of:

	February 28,	May 31,
	2007	2006

Navitrak International Corporation
Common shares (at cost)	$325,305	$325,305
Less provision for write down to market	(325,305)	(315,539)

Carrying value (1)	$-	$9,766

(1) The fair market value of the securities were determined to be $nil.

3.	Mining Interests

On a quarterly basis, management of the Company review exploration costs to ensure deferred expenditures include only costs and projects that are eligible for capitalization. Specific changes to mining interests that occurred from June 1, 2006 to February 28, 2007 are as follows:

(i) On November 29, 2006, the Company signed a formal option agreement with Harvest Gold Corp ("Harvest Gold") relating to the acquisition of a 70 percent interest in the Rocky Ridge gold property in Manitoba.

Under the terms of the agreement, Grandview had an option to earn an undivided 70 percent interest in the Rocky Ridge property by incurring $600,000 in resource exploration and development expenditures, $85,000 in payments, and issuing 225,000 shares of the Company, over a two-year period.

On signing, the Company was required to make a payment of $20,000 (accrued) and issue 50,000 (valued at $34,500) shares (issued) to Harvest Gold.

At the end of year one, the Company will have incurred $250,000 in exploration expenditures, make a payment of $30,000, and issue 75,000 shares to Harvest Gold. At the end of year two, the Company will have completed a further $350,000 in exploration expenditures, make a final $35,000 payment, and issue the outstanding 100,000 Company shares.

Harvest Gold has an option to buy-out up to two percent of a three percent underlying NSR (Net Smelter Royalty) assigned to the original property owner, at a cost of $250,000 per each one percent, for a potential total of $500,000. The one to two percent NSR buy-out would occur on a pro-rata basis, with the Company acquiring 70 percent and Harvest Gold acquiring 30 percent.

A finders fee of 250,000 common share purchase warrants exercisable at $1.00 for a period of two years was issued in connection with the transaction. The value assigned to these warrants was $165,250 using the Black- Scholes pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 131%; risk-free interest rate - 3.90% and an expected life of 2 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

3.	Mining Interests (Continued)

(ii) In December 2006, Marum Resources Inc. ("Marum") and Grandview agreed to amend their option agreement dated September 30, 2005, whereby Grandview shall earn a 50% interest in the property by spending $250,000 in exploration work before September 30, 2007. Marum and Grandview have agreed to extend the earn-in period to December 31, 2007.

(iii) On February 8, 2007, the Company announced it has signed a formal option agreement with EMCO SA, (“EMCO”) relating to the acquisition of an option to acquire a 60 percent interest in the 10 claim Sanshaw- Bonanza gold property.

Under the terms of the agreement, Grandview has an option to earn an undivided 60 percent interest in the Sanshaw-Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August, 2007, and issuing 115,000 Grandview common shares (55,000 common shares were issued and valued at $22,000) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance. The fair value of the 200,000 common share purchase warrants issued during the period was estimated to be $23,000 (Note 4(c)(iii)). Terms of the agreement provide for the dilution of EMCO’s interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

(iv) On February 23, 2007, the Company purchased, from McKeena Gold Inc. (“McKeena”), 100% interest in the Angelina and the Banksian gold properties (Manitoba). The Angelina property was purchased for 100,000 common share warrants (issued) at an exercise price of $0.70, expiring February 28, 2008 and Banksian was purchased for 250,000 common share warrants (issued) at an exercise price of $0.70, expiring February 28, 2008. The fair value of the 350,000 common share purchase warrants issued for the acquired properties was estimated to be $89,377 using the Black-Scholes pricing model (Note 4(c)(ii))

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

4.	Share Capital

	(a)	Authorized:
Unlimited number of common shares

	(b)	Issued:

	Number
	of shares	Amount

Balance, May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue	-	(731,430)

Balance, May 31, 2006	19,086,892	9,543,301
Private placement (i)	2,399,998	1,559,999
Warrant valuation (i)	-	(342,704)
Cost of issue - non-cash (i)	-	(90,205)
Shares issued - property acquisition (Note 3(i))	50,000	34,500
Shares issued - property acquisition (Note 3(iii))	55,000	22,000
Cost of issue - cash laid out	-	(124,800)

Balance, February 28, 2007	21,591,890	$10,602,091

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

4.	Share Capital (Continued)

(b)	Issued (Continued):

(i) On December 28, 2006, the Company raised gross proceeds of $1,559,999 by way of a non-brokered private placement. The private placement consisted of 2,399,998 "flow-through" units at a price of $0.65 per unit. Each unit consisted of one flow-through common share of the Company and one-half of one non flow-through common share purchase warrant. Each whole warrant is exercisable to acquire one common share of the Company at a price of $1.40 for a period of 24 months from closing. The fair value of the 1,199,999 common share purchase warrants granted during the period has been estimated to be $342,704 using the Black-Scholes pricing model (Note 4(c)(i)).

In connection with the offering Grandview was required to pay out of their working capital a cash finder's fee of 8% of the gross proceeds raised under the private placement and they were also required to issue finder's options to acquire non-flow-through units of the Company at a price of $0.65 per unit for a period of 24 months from closing (Note 4(d)(8)).

(ii) Subsequent to February 28, 2007, the Company renounced the flow-through offering that occurred in Note 4(b)(i). Pursuant to the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. As a result, the Company is required to recognize a foregone tax benefit of $563,472 at the time of renouncement, which will be recorded in the Company's annual financial statements for the year ended May 31, 2007.

(c)	Warrants

The following is a continuity of warrants for the period ended February 28, 2007:

	Number of	Average
	Warrants	Exercise Price

Balance, May 31, 2006	3,435,238	$1.63
Expired/cancelled	(1,043,654)	(1.60)
Granted (Note 4(b)(i)) and (Note 3(i),(iii),(iv))	1,999,999	1.23

Balance, February 28, 2007	4,391,583	$1.45

(i) The fair value of the 1,199,999 common share purchase warrants granted during the period has been estimated to be $342,704 using the Black-Scholes pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.95%, dividend yield of 0%, expected stock volatility of 126% and an expected life of 24 months.

(ii) The fair value of the 350,000 common share purchase warrants issued for the Angelina and Banksian gold properties has been estimated to be $89,377 using the Black-Scholes pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.07%, dividend yield of 0%, expected stock volatility of 122% and an expected life of 12 months.

(iii) The fair value of the 200,000 common share purchase warrants issued for the 60 percent interest in the 10 claim Sanshaw-Bonanza gold property has been estimated to be $23,000 using the Black-Scholes pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.04%, dividend yield of 0%, expected stock volatility of 84% and an expected life of 36 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

4.	Share Capital (Continued) (c) Warrants (Continued)

The following are the warrants outstanding as at February 28, 2007:

Number	Black-
of	Scholes	Exercise	Expiry
Warrants	Value ($)	Price ($)	Date

350,000	89,377	0.70	February 28, 2008
1,199,999	342,704	1.40	December 22, 2008
250,000	165,250	1.00	February 8, 2009
1,992,987	1,335,301	1.75	March 27, 2009
398,597	301,738	1.10	March 27, 2009
200,000	23,000	1.40	February 8, 2010

4,391,583	2,257,370

(d)	Stock Options

The following is a continuity of stock options for the period ended February 28, 2007:

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2006	2,225,000	$1.28
Granted	1,490,000	0.99
Cancelled	(375,000)	(1.00)

Balance, February 28, 2007	3,340,000	$1.18

The following are the stock options outstanding at February 28, 2007:

Number	Black-
of	Scholes	Exercise	Expiry
Stock options	Value	Price	Date

675,000	$514,350	$1.00	October 1, 2009
75,000	62,850	1.10	December 20, 2009
150,000	97,050	1.25	August 29, 2010
50,000	19,950	1.25	January 6, 2008
300,000	234,300	1.25	January 6, 2011
600,000	723,000	1.80	April 3, 2011
240,000	90,205	0.65	December 22, 2008
500,000	255,500	1.10	January 11, 2008
150,000	60,750	1.10	July 11, 2007
100,000	44,000	1.10	June 1, 2011
500,000	365,000	1.00	October 31, 2011

3,340,000	$2,466,955

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

4.	Share Capital (Continued) (d) Stock Options (Continued)

The stock options have been expensed as follows:

		Balance		Expensed		Balance
	Number	at		at	Remainder	at
	of	May 31,		February 28,	to be	February 28,
	stock options	2006	Cancelled	2007	expensed	2007

(1)(5)	675,000	$800,100	$(285,750)	$-	$-	$514,350
(1)	75,000	62,850	-	-	-	62,850
(1)	150,000	97,050	-	-	-	97,050
(1)	50,000	11,638	-	8,312	-	19,950
(1)	300,000	136,675	-	97,625	-	234,300
(1)	600,000	241,000	-	482,000	-	723,000
(2)	500,000	-	-	255,500	-	255,500
(3)(4)	150,000	-	-	60,750	-	60,750
(6)	100,000	-	-	33,000	11,000	44,000
(7)	500,000	-	-	365,000	-	365,000
(8)	240,000	-	-	90,205	-	90,205

	3,340,000	$1,349,313	$(285,750)	$1,392,392	$11,000	$2,466,955

Allocated as follows:
Statement of Operations and Deficit				$1,302,187
Share capital				90,205

				$1,392,392

(1) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 103.23% to 167.25%; risk-free interest rates -3.44% to 4.15% and an expected average life of 2 to 5 years.

(2) On July 11, 2006, the Company retained Connect Capital Limited ("CCL") and Connect Corporate Communications Inc. ("CCCI" and collectively the "Connect Group") to assist with investor and public relation services on behalf the Company. CCL and CCCI will each receive a monthly retainer of US $10,000 for an 18-month term subject to termination by the Company with 30 days written notice. The Company issued as compensation to CCL an option to purchase 500,000 common shares at an exercise price of $1.10 per share for the term of the agreement. The estimated fair market value under the Black-Scholes option pricing model was $255,500. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 96.86%; risk-free interest rate - 4.26%; and an expected average life of 18 months.

(3) On July 11, 2006, the Company also retained the services of Mr. Ted Markovitz as a capital markets consultant. Under the terms of this agreement, Mr. Markovitz received an option to purchase 100,000 common shares at an exercise price of $1.10 per common share. The estimated fair market value under the Black-Scholes option pricing model was $40,500. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 92.11%; risk-free interest rate - 4.15%; and an expected average life of 12 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

4.	Share Capital (Continued) (d) Stock Options (Continued)

(4) On July 11, 2006, the Company issued 50,000 options at an exercise price of $1.10 for a period of 12 months to a consultant. The estimated fair market value under the Black-Scholes option pricing model was $20,250. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 92.11%; risk-free interest rate - 4.15%; and an expected average life of 12 months.

(5) 375,000 stock options were cancelled during the period.

(6) On June 1, 2006, the Company issued 100,000 options at an exercise price of $1.10 for a period of 5 years to a consultant. The estimated fair market value under the Black-Scholes option pricing model was $44,000. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 97.41%; risk-free interest rate - 4.15%; and an expected average life of 18 months.

(7) On October 31, 2006, the Company issued 500,000 options at an exercise price of $1.00 for a period of 5 years to the president and CEO of the Company. The estimated fair market value under the Black-Scholes option pricing model was $365,000. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 131%; risk-free interest rate - 3.98%; and an expected average life of 5 years.

(8) In connection with the Company's December 2006 non-brokered private placement, 240,000 finder's options were issued. The estimated fair market value for the finder's options using the Black-Scholes option pricing model was determined to be $90,205. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 126%; risk-free interest rate - 3.95%; and an expected average life of 24 months.

Each finder's option will allow the option holder to acquire one non-flow-through unit of the Company at a price of $0.65 per unit for a period of 24 months from closing.

(e)	Contributed Surplus

The following is a continuity of contributed surplus for the period ended February 28, 2007:

Contributed
Surplus

Balance, May 31, 2006	$1,547,701
Vesting of stock options	1,302,187
Finder's options	90,205
Expired warrants	449,956

Balance, February 28, 2007	$3,390,049

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

4.	Share Capital (Continued)

(f) Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended		Nine Months Ended
	February 28,	February 28,	February 28,	February 28,
	2007	2006	2007	2006
Numerator for basic loss per share	$(666,918)	$(476,368)	$(2,432,411)	$(1,057,430)
Numerator for diluted loss per share	$(666,918)	$(476,368)	$(2,432,411)	$(1,057,430)
Denominator for weighted number of
common shares - basic	20,899,548	15,100,918	19,691,111	13,856,283
Denominator for weighted number of
common shares - diluted	20,899,548	15,100,918	19,691,111	13,856,283
Basic loss per share	$(0.03)	$(0.03)	$(0.12)	$(0.08)
Diluted loss per share	$(0.03)	$(0.03)	$(0.12)	$(0.08)

Diluted loss per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and options, and the conversion of convertible securities was not calculated as the effect would be anti-dilutive.

5.	Income Taxes

The estimated taxable income for the period is $nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited May 31, 2006 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.

6.	Related Party Transactions Not Disclosed Elsewhere

On June 1, 2004, the Company entered into a management agreement with a company owned by Raymond Pecoskie ("Ray"), the President of the Company. Ray's company provides management and consulting services to the Company in exchange for $11,682 per month. On July 13, 2006, Ray stepped down as President of the Company. Ray will continue to manage the Company's Nevada drilling program on a contract basis. During the period, Ray was paid $41,682 (2006 - $105,138).

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

6.	Related Party Transactions Not Disclosed Elsewhere (Continued)

Michael Hitch, PhD. P. Geology, a director, was appointed to the position of interim Chief Executive Officer on July 13, 2006. He subsequently resigned on November 7, 2006. His fees for the period amounted to $52,250 (2006 - $nil) of which $6,500 is included in accounts payable and accrued liabilities.

$21,000 (2006 - $nil) was paid to the Chief Financial Officer of the Company.

$70,000 (2006 - $nil) was paid to a company for consulting services. The company is related to Grandview because a director of Grandview is affiliated with the company.

On October 31, 2006, the Company provided a loan of $90,000 to Paul T. Sarjeant, the new president and CEO of the Company. The loan bears no interest and is due on October 31, 2009.

$75,750 (2006 - $nil) was paid to the new president and CEO of the Company for consulting services.

These transactions have been measured at the exchange amount which is intended to represent fair market value.

7.	Commitment

Subsequent to February 28, 2007, the Company renounced the flow-through offering that occurred in Note 4(b)(i). Pursuant to the terms of the flow-through share agreements, the Company is in the process of complying with its flow-through contractual obligations with subscribers with respect to the Income Tax Act (Canada) requirements for the look-back rule. The look-back rule requires the Company to incur qualifying exploration expenditures in Canada ("CEE") within 12 months from the effective date of renunciation (December 31, 2006). As at February 28, 2007, the Company is committed to incur $1,559,999 in CEE by December 31, 2007 arising from the flow-through offering.

8.	Subsequent Event

On March 16, 2007, the Company closed a non-brokered private placement for gross proceeds of $1,462,500.

The private placement consists of 3,250,000 units at a price of $0.45 per unit. Each unit consists of one common share of Grandview and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share of Grandview at a price of $0.65 for a period of 24 months from closing.

In connection with the offering Grandview has agreed to pay a cash finder's fee of 8% of the gross proceeds raised under the private placement and also to issue finder's options to acquire units of Grandview at a price of $0.45 per unit for a period of 24 months from closing.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

9.	Differences Between Canadian GAAP and US GAAP

The Company's financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(i) in the fiscal 2006 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such options, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the period ended February 28, 2007, 2006 and 2005, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the period ended February 28, 2007, 2006 and 2005.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(e) of the audited annual financial statements for May 31, 2006, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Under Canadian GAAP, marketable securities and long term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP, marketable equity securities are carried at market value, and adjustments to the carrying value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities).

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow- through share investors (See Note 8 of the audited annual financial statements for May 31, 2006). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

9.	Differences between Canadian GAAP and US GAAP (Continued)

Had the Company's balance sheets as at February 28, 2007 and May 31, 2006 been prepared using US GAAP, such balance sheets would be presented as follows:

	February 28, 2007	May 31, 2006

Assets

Current
Cash	$1,083,491	$3,802,800
Marketable securities	-	9,766
GST receivable	203,776	130,297
Prepaid expenses	203,307	20,637
Exploration advances, net	20,652	271,977

	1,511,226	4,235,477

Due from a related party	90,000	-

Property and equipment
Mineral property rights	1,769,914	1,218,563

	$3,371,140	$5,454,040

Liabilities and Shareholders' Equity

Liabilities

Current
Accounts payable and accrued liabilities	$488,871	$421,502

Shareholders' Equity

Share capital
Authorized - unlimited common shares
Issued:
Common shares	11,333,521	10,274,731
Additional paid in capital	648,344	198,388
Warrants	2,257,370	2,086,995
Cumulative adjustments to marketable securities	(325,305)	(315,539)
Deferred stock option compensation	2,741,705	1,349,313
Deficit accumulated before change to a exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(10,639,423)	(5,427,407)

	2,882,269	5,032,538

	$3,371,140	$5,454,040

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

9.	Differences Between Canadian GAAP and US GAAP (Continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. Had the Company's statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative-from-inception amounts in addition to amounts for February 28, 2007, February 28, 2006 and February 28, 2005. Such statements under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date of
				inception of the
	Nine Months Ended			exploration
	February 28,	February 28,	February 28,	stage
	2007	2006	2005	(March 26, 2004)

Expenses
Management services	$246,364	$153,121	$190,907	$714,430
Investor relations, business
development and reporting
issuer maintenance costs	358,730	213,114	170,414	942,501
Bad debt expense	-	-	-	1,235
Professional fees	285,149	180,115	53,183	701,320
Office and administration	110,433	123,371	11,593	387,748
Flow-through interest expense	141,366	-	-	141,366
Gain on forgiveness of debt	-	-	-	(35,667)
Non-cash compensation
expense	1,302,187	387,709	418,000	2,651,500
General exploration	2,789,371	1,650,648	184,382	4,986,574
Failed merger costs	-	-	-	170,000

Loss before the under noted	(5,233,600)	(2,708,078)	(1,028,479)	(10,661,007)
Interest income	21,584	-	-	21,584

Net loss for the period and
from date of inception	(5,212,016)	(2,708,078)	(1,028,479)	(10,639,423)

Comprehensive loss items:
Write-down of marketable
securities	(9,766)	-	-	(25,000)

Comprehensive loss for the
period	$(5,221,782)	$(2,708,078)	$(1,028,479)	$(10,664,423)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

9.	Differences Between Canadian GAAP and US GAAP (Continued) Statements of Operations and Comprehensive Loss (Continued)

	Nine Months Ended
	February 28,	February 28,	February 28,
	2007	2006	2005

Loss per common share
Basic	$(0.26)	$(0.20)	$(0.11)
Diluted	$(0.26)	$(0.20)	$(0.11)

Comprehensive loss per common share
Basic	$(0.27)	$(0.20)	$(0.11)
Diluted	$(0.27)	$(0.20)	$(0.11)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

9.	Differences Between Canadian GAAP and US GAAP (Continued) Statements of Changes in Shareholders' Equity

		Amount
		Under
	Shares	US GAAP

Common shares before change to a exploration
stage company and as of May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(342,704)
Cost of issue - finder's fee (non-cash)	-	(90,205)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Cost of issue - cash laid out	-	(124,800)

Balance, February 28, 2007	21,591,890	$11,333,521

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

9.	Differences Between Canadian GAAP and US GAAP (Continued) Other changes in shareholders' equity are presented as follows:

Additional Paid in Capital
Balance, May 31, 2004 and May 31, 2005	$25,000
Expired warrants	173,388
Balance, May 31, 2006	198,388
Expired warrants	449,956
Balance, February 28, 2007	$648,344

Warrants
Balance, May 31, 2004	$-
Issued	173,388
Balance, May 31, 2005	173,388
Issued	2,086,995
Expired	(173,388)
Balance, May 31, 2006	2,086,995
Issued	620,331
Expired	(449,956)
Balance, February 28, 2007	$2,257,370
Cumulative Adjustments to Marketable Securities
Balance, June 1, 2001	$(85,625)
Comprehensive loss	(121,100)
Balance, May 31, 2002	(206,725)
Comprehensive loss	(88,580)
Balance, May 31, 2003	(295,305)
Comprehensive loss	(5,000)
Balance, March 26, 2004	(300,305)
Comprehensive loss	(15,234)
Balance, May 31, 2004, May 31, 2005, May 31, 2006	(315,539)
Comprehensive loss	(9,766)
February 28, 2007	$(325,305)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

9.	Differences Between Canadian GAAP and US GAAP (Continued) Deferred Stock-Option Compensation

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	775,613
Vesting of stock options	573,700

Balance, May 31, 2006	1,349,313
Vesting of stock options	1,302,187
Finder's options	90,205

Balance, February 28, 2007	$2,741,705

Deficit Accumulated During the Exploration Stage

Balance, March 26, 2004	$-
Net income	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	(5,427,407)
Net loss	(5,212,016)

Balance, February 28, 2007	$(10,639,423)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

9.	Differences Between Canadian GAAP and US GAAP (Continued)

Had the Company's statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the period ended February 28, 2007, February 28, 2006 and February 28, 2005. Such statements under US GAAP are as follows:

Statements of Cash Flows

				Cumulative from
	Nine Months Ended			date of
	February 28,	February 28,	February 28,	inception
	2007	2006	2005	(March 26, 2004)

Operating activities:
Net loss for the period	$(5,212,016)	$(2,708,078)	$(1,028,479)	$(10,639,423)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Non-cash compensation
expense	1,302,187	387,709	418,000	2,651,500
Change in working capital (non-cash)
GST receivable	(73,479)	(82,401)	(17,415)	(203,286)
Prepaid expenses	(182,670)	(25,575)	(18,333)	(203,307)
Due from a related party	(90,000)	-	-	(90,000)
Accounts payable and
accrued liabilities	67,369	223,469	(22,115)	495,602

	(4,188,609)	(2,204,876)	(668,342)	(8,023,346)

Financing activities:
Loans from related parties	-	-	-	(28,594)
Proceeds from loan	-	-	-	175,000
Repayment of loan	-	100,000	-	(75,000)
Share/warrant issuance	1,559,999	3,761,780	1,454,000	11,156,350
Cost of issue	(124,800)	(382,944)	(202,797)	(1,115,256)

	1,435,199	3,478,836	1,251,203	10,112,500

Investing activities:
Purchase of mineral property
rights	(217,224)	(399,199)	-	(985,012)
Exploration advances	251,325	-	-	(20,652)

	34,101	(399,199)	-	(1,005,664)

Change in cash during the
period	(2,719,309)	874,761	582,861	1,083,490
Cash, beginning of period	3,802,800	244,067	1	1

Cash, end of period	$1,083,491	$1,118,828	$582,862	$1,083,491

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
Three and Nine Months Ended February 28, 2007
(Unaudited)

9.	Differences Between Canadian GAAP and US GAAP (Continued)

				Cumulative from
	Nine Months Ended			date of
	February 28,	February 28,	February 28,	inception
	2007	2006	2005	(March 26, 2004)

Supplemental schedule of
non-cash transactions
Share issuance included in
mineral property rights	$334,127	$-	$-	$784,902

Recent US GAAP Accounting Pronouncements

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2006; the implementation did not have any effect on the Company's financial statements as the Company does not yet have significant assets which the Company is obligated to retire.

In June 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." Statement 154 will become effective for accounting changes and corrections of errors made in fiscal year 2007 and beyond. The effect of this statement on the Company's financial statements will depend on the nature and significance of future accounting changes subject to this statement.

In January 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" (EITF 04-6), which requires that stripping costs be included in costs of sales as incurred beginning in fiscal 2007. The Company believes this consensus will have no effect on the financial statements until such time as the Company has a mine or mines in production.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the financial statements.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.